FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-158385
Dated November 2, 2010



Optimization

HSBC USA Inc. Return Optimization Securities with Contingent Protection Linked to the iShares® MSCI Emerging Markets Index Fund due November 30, 2012

Investment Description

These HSBC USA Inc. Return Optimization Securities with Contingent Protection linked to the iShares® MSCI Emerging Markets Index Fund are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") which we refer to as the "Securities". The Securities are designed to provide enhanced exposure to the potential positive performance of the iShares® MSCI Emerging Markets Index Fund (the "Index Fund"), up to the Maximum Gain of between 27.00% and 33.00% (to be determined on the trade date). The amount you receive at maturity is based on the performance of the Index Fund and on whether the Index Fund Ending Price is below the specified Trigger Price, which is 75% of the Index Fund Starting Price, on the final valuation date. If the Index Fund Return is greater than zero, at maturity you will receive the Principal Amount plus a return equal to the Index Fund Return multiplied by the Multiplier of 1.5, up to the Maximum Gain of between 27.00% and 33.00% (to be determined on the trade date). If the Index Fund Return is equal to or less than zero and the Index Fund Ending Price is at or above the Trigger Price, at maturity you will receive the Principal Amount. If the Index Fund Ending Price is below the Trigger Price, you will receive the Principal Amount reduced by 1% for every 1% by which the Index Fund Ending Price is less than the Index Fund Starting Price. You will not receive interest or dividend payments during the term of the Securities. **Investing in the Securities involves significant risks. You will lose some or all of your Principal Amount if the Index Fund Ending Price is below the Trigger Price. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of HSBC.**

Features

- ❑ **Core Investment Opportunity:** At maturity, the Securities enhance any positive returns of the Index Fund up to the Maximum Gain while providing a contingent initial cushion from negative Index Fund Returns. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Index Fund.

- ❑ **Contingent Protection Feature:** If you hold the Securities to maturity and the Index Fund does not close below the Trigger Price on the final valuation date, you will receive at least 100% of your principal, subject to the creditworthiness of HSBC. If the Index Fund Ending Price is below the Trigger Price on the final valuation date, your investment will be fully exposed to any negative Index Fund Returns and you may lose some or all of your initial investment.

Key Dates[1]

Trade Date	November 24, 2010
Settlement Date	November 30, 2010
Final Valuation Date[2]	November 26, 2012
Maturity Date[2]	November 30, 2012

[1] Expected. In the event any change is made to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Securities remains the same.
[2] Subject to postponement in the event of a market disruption event.

Security Offerings

HSBC USA Inc. is offering Return Optimization Securities with Contingent Protection linked to the iShares® MSCI Emerging Markets Index Fund. The return of the Securities is subject to, and will in no event exceed, the predetermined Maximum Gain of between 27.00% and 33.00% (to be determined on the trade date) and, accordingly, any return at maturity will not exceed the specified Maximum Gain. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009, the accompanying underlying supplement no. 4, dated October 22, 2010 and the terms set forth herein. See "Key Risks" beginning on page 7 of this free writing prospectus and the more detailed "Risk Factors" beginning on page US4-2 of the accompanying underlying supplement no. 4 and beginning on page S-3 of the accompanying prospectus supplement for risks related to the Securities.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement no. 4, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and involve investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Issuer
Per Security	$10.00	$0.20	$9.80
Total			

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to the offering of Securities linked to the Index Fund identified on the cover page. The Index Fund described in this free writing prospectus is a reference asset as defined in underlying supplement no. 4 and the prospectus supplement, and the Securities being offered hereby are "notes" for purposes of underlying supplement no. 4 and the prospectus supplement. As a purchaser of a Security, you will acquire an investment instrument linked to the Index Fund. Although the Security offering relates to the Index Fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund or the index underlying the Index Fund (the "Underlying Index"), or any stocks comprising the Underlying Index, or as to the suitability of an investment in the Securities. Your investment is linked to the Index Fund and is not linked to the Underlying Index.

You should read this document together with the underlying supplement no. 4 dated October 22, 2010, the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 4, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this free writing prospectus and in "Risk Factors" beginning on page US4-2 of the underlying supplement no. 4 and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including underlying supplement no. 4, a prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read underlying supplement no. 4, the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the underlying supplement no. 4, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Underlying supplement no. 4 dated October 22, 2010:
  www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm
- Prospectus supplement dated April 9, 2009:
  www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- Prospectus dated April 2, 2009:
  www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to "HSBC", "we", "the issuer", "us" and "our" are to HSBC USA Inc. References to the "underlying supplement no. 4" mean the underlying supplement no. 4 dated October 22, 2010, references to "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to "accompanying prospectus" mean the HSBC prospectus dated April 2, 2009.

Investor Suitability

The Securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the Index Fund and you believe the price of the Index Fund will increase moderately over the term of the Securities – meaning that such an increase is unlikely to exceed the Maximum Gain indicated herein at maturity (you will not benefit from any increase in the price of the Index Fund that, when multiplied by the Multiplier of 1.5, exceeds the Maximum Gain). The actual Maximum Gain will be determined on the trade date.
- You are willing to make an investment the potential return of which is subject to a cap equal to the Maximum Gain indicated herein.
- You are willing to hold the Securities to maturity, a term of 2 years.
- You are willing to expose your principal to the full downside performance of the Index Fund if the Index Fund Ending Price is below the Trigger Price on the final valuation date.
- You are willing to forgo dividends or other distributions paid on shares of the Index Fund and the stocks included in the Underlying Index in exchange for (i) enhanced returns subject to the Maximum Gain if the Index Fund appreciates and (ii) contingent protection if the Index Fund depreciates but is not below the Trigger Price on the final valuation date.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are comfortable with the creditworthiness of HSBC, as issuer of the Securities.

The Securities may not be suitable for you if:

- You believe the increase in the price of the Index Fund will be more than moderate over the term of the Securities – meaning that such an increase is likely to exceed the Maximum Gain indicated herein at maturity.
- You believe the price of the Index Fund will decrease over the term of the Securities or that any increase in the price of the Index Fund will not be sufficient to provide you with your desired return.
- You are not willing to make an investment that is conditionally exposed to the full downside performance of the Index Fund.
- You are unable or unwilling to hold the Securities to maturity.
- You seek an investment that is fully principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive dividends or other distributions paid on shares of the Index Fund and the stocks included in the Underlying Index.
- You seek current income from this investment.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" beginning on page 7 of this free writing prospectus and the more detailed "Risk Factors" beginning on page US4-2 of the underlying supplement no. 4 and beginning on page S-3 of the accompanying prospectus supplement.

Indicative Terms

Issuer	HSBC USA Inc. (A1/AA-/AA)[1]
Principal Amount	$10 per Security
Term	2 years
Index Fund	iShares® MSCI Emerging Markets Index Fund
Underlying Index	The Index Fund seeks to replicate the performance of its Underlying Index. Your investment is linked to an Index Fund and is not linked to the Underlying Index.
Payment at Maturity (per $10 Security)[2]	You will receive a cash Payment at Maturity linked to the performance of the Index Fund during the term of the Securities. **If the Index Fund Return is greater than zero,** you will receive the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Index Fund Return multiplied by the Multiplier, up to the Maximum Gain, calculated as follows, the lesser of: (A) $10 + [$10 × the Index Fund Return × the Multiplier] and (B) $10 + [$10 × the Maximum Gain]. **If the Index Fund Return is equal to or less than zero and the Index Fund Ending Price is at or above the Trigger Price ,** you will receive the Principal Amount of: $10. **If the Index Fund Ending Price is below the Trigger Price,** you will receive the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Index Fund Return: $10 + [$10 × the Index Fund Return]. ***In this case the contingent protection is lost, and you will lose some or all of your Principal Amount.***
Trigger Price	75% of the Index Fund Starting Price.
Multiplier	1.5
Maximum Gain	Between 27.00% and 33.00%. The actual Maximum Gain will be determined on the trade date.
Index Fund Return	$\frac{\text{Index Fund Ending Price} - \text{Index Fund Starting Price}}{\text{Index Fund Starting Price}}$
Index Fund Starting Price	The Official Closing Price (as defined below) of the Index Fund as determined by the Calculation Agent on the trade date.
Index Fund Ending Price	The Official Closing Price (as defined below) of the Index Fund on the final valuation date, adjusted by the Calculation Agent as described under "Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Index Fund on such scheduled trading day as determined by the Calculation Agent based upon the value displayed on Bloomberg Professional® service page "EEM UP <EQUITY>"or any successor page on Bloomberg Professional® service or any successor service as applicable.
CUSIP / ISIN	40432R450 / US40432R4508
Calculation Agent	HSBC USA Inc., or one of its affiliates.

Determining Payment at Maturity



Determine the Maximum Gain
Is the Index Fund Return greater than zero?
Yes
No
Is the Index Fund Ending Price equal to or above the Trigger Price ?
Yes
No

Trade Date

Final Valuation Date

For each $10 invested, at maturity, you will receive a cash payment equal to the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Index Fund Return multiplied by 1.5, up to the Maximum Gain of between 27.00% and 33.00% (to be determined on the trade date). Accordingly, if the Index Fund Return is positive, you will receive the lesser of:

(A) $10 + [$10 × the Index Fund Return × 1.5] and

(B) $10 + [$10 × the Maximum Gain]

You will receive the Principal Amount of your Securities at maturity.

For each $10 invested, you will receive an amount equal to the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Index Fund Return. Accordingly, for each $10 invested, your Payment at Maturity will be calculated as follows:

$10 + [$10 × the Index Fund Return]

The principal protection on your Securities is contingent. If the Index Fund Ending Price is below the Trigger Price on the final valuation date, the contingent protection is lost and your Principal Amount will be fully exposed to any decline in the Index Fund. As a result, you will lose some or all of your Principal Amount at maturity.

---

[1] HSBC USA Inc. is rated A1 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the Securities is dependent upon factors in addition to HSBC's ability to pay its obligations under the Securities, such as the Index Fund Ending Price, an improvement in HSBC's credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Securities.

[2] Payment at Maturity and any principal protection is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when come due.

Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent	HSBC Bank USA, N.A. will act as paying agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Securities), more than 5% of the Index Fund or any entity owned by the Index Fund. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions", HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder, determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the maturity date (if the Security was held until the maturity date) or on the date of sale or exchange of the Security (if the Security was sold or exchanged prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in the Securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

HSBC will not attempt to ascertain whether the issuer of any stock owned by the Index Fund would be treated as either a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. In the event that the issuer of any stock owned by the Index Fund was treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by the Index Fund and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by the Index Fund is or becomes a PFIC or USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the Index Fund Ending Price relative to the Index Fund Starting Price. The Index Fund Ending Price on the final valuation date cannot be predicted. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions[*]:

Investment term:	2 years
Index Fund Starting Price*:	$46.00
Trigger Price*:	$34.50 (75.00% of the Index Fund Starting Price)
Multiplier:	1.5
Maximum Gain*:	30.00% (the midpoint of the expected range of between 27.00% and 33.00%)

[*]Not the actual Index Fund Starting Price, Trigger Price or Maximum Gain for the Securities. The actual Index Fund Starting Price, Trigger Price and Maximum Gain for the Securities will be determined on the trade date.

Example 1— **The price of the Index Fund increases from an Index Fund Starting Price of $46.00 to an Index Fund Ending Price of $50.60.** The Index Fund Return is greater than zero and expressed as a formula:

Index Fund Return = ($50.60 - $46.00) / $46.00 = 10.00%

Because the Index Fund Return is greater than zero, the Payment at Maturity for each $10 Principal Amount of Securities is calculated as follows,

the lesser of:

(A) $10.00 + [$10.00 × the Index Fund Return × the Multiplier], and

(B) $10.00 + [$10.00 × the Maximum Gain]

= the lesser of (A) $10.00 + [$10.00 × 10.00% × 1.5] and (B) $10.00 + [$10.00 × 30.00%]

= the lesser of (A) $10.00 + [$10.00 × 15.00%] and (B) $10.00 + [$10.00 × 30.00%]

=$10.00 + [$10.00 × 15.00%]

=$10.00 + $1.50

=$11.50

Example 2— **The price of the Index Fund increases from an Index Fund Starting Price of $46.00 to an Index Fund Ending Price of $66.70.** The Index Fund Return is greater than zero and expressed as a formula:

Index Fund Return = ($66.70 - $46.00) / $46.00 = 45.00%

Because the Index Fund Return is greater than zero, the Payment at Maturity for each $10 Principal Amount of Securities is calculated as follows,

the lesser of:

(A) $10.00 + [$10.00 × the Index Fund Return × the Multiplier], and

(B) $10.00 + [$10.00 × the Maximum Gain]

= the lesser of (A) $10.00 + [$10.00 × 45.00% × 1.5] and (B) $10.00 + [$10.00 × 30.00%]

= the lesser of (A) $10.00 + [$10.00 × 67.50%] and (B) $10.00 + [$10.00 × 30.00%]

=$10.00 + [$10.00 × 30.00%]

=$10.00 + $3.00

=$13.00

Example 3— **The price of the Index Fund decreases from an Index Fund Starting Price of $46.00 to an Index Fund Ending Price of $36.80.** The Index Fund Return is negative and expressed as the formula:

Index Fund Return = ($36.80 - $46.00) / $46.00 = -20.00%

Because the Index Fund Return is less than zero, and the Index Fund Ending Price is above the Trigger Price, the Payment at Maturity for each $10 Principal Amount of Securities is equal to the Principal Amount of $10.00.

Example 4— **The price of the Index Fund decreases from an Index Fund Starting Price of $46.00 to an Index Fund Ending Price of $18.40.** The Index Fund Return is less than zero and is expressed as a formula:

Index Fund Return = ($18.40 - $46.00) / $46.00 = -60.00%

Because the Index Fund Ending Price is below the Trigger Price, the investor loses the contingent principal protection and is fully exposed to any decline in the Index Fund Ending Price relative to the Index Fund Starting Price. The Payment at Maturity for each $10 Principal Amount of Securities is calculated as follows:

$10.00 + [$10.00 × the Index Fund Return]

=$10.00 + [$10.00 × -60.00%]

=$10.00 + [-$6.00]

=$4.00

If the Index Fund Ending Price is below the Trigger Price on the final valuation date, investors are fully exposed to any decline of the Index Fund and will lose some or all of their principal at maturity.

Scenario Analysis – hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities

Hypothetical Index Fund Ending Price	Hypothetical Index Fund Return	Multiplier	Hypothetical Return on Securities	Hypothetical Payment at Maturity
$92.00	100.00%	1.5	30.00%	$13.00
$87.40	90.00%	1.5	30.00%	$13.00
$82.80	80.00%	1.5	30.00%	$13.00
$78.20	70.00%	1.5	30.00%	$13.00
$73.60	60.00%	1.5	30.00%	$13.00
$69.00	50.00%	1.5	30.00%	$13.00
$64.40	40.00%	1.5	30.00%	$13.00
$59.80	30.00%	1.5	30.00%	$13.00
$55.20	20.00%	1.5	30.00%	$13.00
$52.90	15.00%	1.5	22.50%	$12.25
$50.60	10.00%	1.5	15.00%	$11.50
$48.30	5.00%	1.5	7.50%	$10.75
$46.00	0.00%	N/A	0.00%	$10.00
$43.70	-5.00%	N/A	0.00%	$10.00
$41.40	-10.00%	N/A	0.00%	$10.00
$36.80	-20.00%	N/A	0.00%	$10.00
$34.50	-25.00%	N/A	0.00%	$10.00
$32.20	-30.00%	N/A	-30.00%	$7.00
$27.60	-40.00%	N/A	-40.00%	$6.00
$23.00	-50.00%	N/A	-50.00%	$5.00
$18.40	-60.00%	N/A	-60.00%	$4.00
$13.80	-70.00%	N/A	-70.00%	$3.00
$9.20	-80.00%	N/A	-80.00%	$2.00
$4.60	-90.00%	N/A	-90.00%	$1.00
$0.00	-100.00%	N/A	-100.00%	$0.00

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but you are urged to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying underlying supplement no. 4 and the accompanying prospectus supplement. You are also urged to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

- **Contingent Protection Applies Only in Limited Circumstances and You May Lose Up to 100% of Your Initial Investment** – Your Principal Amount will be protected only if the Index Fund Ending Price is at or above the Trigger Price on the final valuation date. The Securities differ from ordinary debt securities in that HSBC will not pay you 100% of the Principal Amount of your Securities if the Index Fund Ending Price is below the Trigger Price on the final valuation date. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the price of the Index Fund. Accordingly, you may lose up to 100% of your Principal Amount.

- **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity** – You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to HSBC, its affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the Securities, even in cases where the Index Fund has appreciated since the trade date.

- **The Securities are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the Securities.

- **Maximum Gain** – You will not participate in any appreciation in the price of the Index Fund (as magnified by the Multiplier) beyond the Maximum Gain that will be between 27.00% and 33.00% (to be determined on the trade date). YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM GAIN.

- **Contingent Protection Applies Only if You Hold the Securities to Maturity** – You should be willing to hold the Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

- **No Periodic Interest or Dividend Payments or Voting Rights** – As a holder of the Securities, you will not receive periodic interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Index Fund or stocks held by the Index Fund would have.

- **Price Prior to Maturity** – The market price of the Securities will be influenced by many factors including the price of the Index Fund, price volatilities, dividends, the time remaining to maturity of the Securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

- **Potential HSBC Impact on Price** – Trading or transactions by HSBC or any of its affiliates in the stocks held by the Index Fund or in shares of the Index Fund or in futures, options, exchange-traded funds or other derivative products on stocks held by the Index Fund or shares of the Index Fund, may adversely affect the market value of the stocks held by the Index Fund or shares of the Index Fund, and, therefore, the market value of your Securities.

- **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of HSBC's affiliates intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market making activities at any time and without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.

- **Potential Conflict of Interest** – HSBC or its affiliates may engage in business with the issuers of the stocks comprising the Underlying Index, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates, will determine the Payment at Maturity based on the observed Index Fund Ending Price. The Calculation Agent can postpone the determination of the Index Fund Ending Price or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

- **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates –** HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Index Fund, the level of the Underlying Index or the price of the stocks included in the Underlying Index, and therefore, the market value of the Securities.

- **An Index Fund and its Underlying Index are Different** – The performance of the Index Fund may not exactly replicate the performance of the Underlying Index, because the Index Fund will reflect transaction costs and fees that are not included in the calculation of the Underlying Index. It is also possible that the Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Underlying Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Index Fund or due to other circumstances. The Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the Underlying Index and in managing cash flows. Your investment is linked to the Index Funds. Any information relating to the Underlying Index is only relevant to understanding the index that the Index Fund seeks to replicate.

- **Management Risk** – The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of its Underlying Index by investing in a portfolio of securities that generally replicate the Underlying Index. Therefore, unless a specific security is removed from the Underlying Index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment adviser may not produce the intended results. Your investment is linked to the Index Fund. Any information relating to the Underlying Index is only relevant to understanding the Underlying Index that the Index Fund seeks to replicate.

♦ **There is Limited Anti-dilution Protection** – The Calculation Agent will adjust the Index Fund Ending Price of the Index Fund, which will affect the Index Fund Return and, consequently, the Payment at Maturity, for certain events affecting the shares of the Index Fund, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the prices of the shares of the Index Fund, the market price of the Securities may be materially and adversely affected. See "Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4 for additional information.

♦ **The Securities are Subject to Risks Associated with Foreign Securities Markets** – Because foreign companies or foreign equity securities held by the Index Fund and may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦ **The Securities are Subject to Emerging Markets Risk —** Investments in securities linked directly or indirectly to emerging market equity securities, such as the Index Fund, involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Securities are highly susceptible, before making a decision to invest in the Securities.

♦ **Exchange Rate Risk** – Because the Index Fund will hold stocks denominated in foreign currencies, changes in currency exchange rates may negatively impact such index funds' returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or international political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns to the Index Fund.

♦ **HSBC Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Held by the Index Fund —** HSBC is not affiliated with any of the companies whose stock is held by the Index Fund. As a result, HSBC has no ability to control the actions of such companies, including actions that could affect the value of the stocks held by the Index Fund or your Securities. None of the money you pay HSBC will go to any of the companies held by the Index Fund, and none of those companies will be involved in the offering of the Securities in any way. Those companies will have no obligation to consider your interests as a holder of the Securities in taking any corporate actions that might affect the value of your Securities.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder, determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the maturity date (if the Security was held until the maturity date) or on the date of sale or exchange of the Security (if the Security was sold or exchanged prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in the Securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

The IShares® MSCI Emerging Markets Index Fund

Description of the Index Fund

The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of November 1, 2010, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. MSCI is no longer affiliated with Morgan Stanley.

For more information about the Index Fund, see "The iShares® MSCI Emerging Markets Index Fund" on page US4-22 of the accompanying underlying supplement no. 4.

Historical Performance of the Index Fund

The following graph sets forth the historical performance of the Index Fund based on the daily historical closing prices from August 27, 2003 to October 28, 2010 as reported on Bloomberg Professional® service. The closing price for the Index Fund on October 28, 2010 was $45.99. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. **The historical prices of the Index Fund should not be taken as an indication of future performance**. The historical prices set forth in the graph and table below have been adjusted for 3-for-1 stock splits that went effective on June 9, 2005 and July 24, 2008.



Source: Bloomberg Professional® service

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	$24.72	$21.17	$22.53
4/1/2005	6/30/2005	$24.39	$21.52	$23.83
7/1/2005	9/30/2005	$28.37	$23.66	$28.31
10/3/2005	12/30/2005	$29.99	$24.94	$29.39
1/3/2006	3/31/2006	$33.78	$29.99	$33.01
4/3/2006	6/30/2006	$37.07	$27.11	$31.22
7/3/2006	9/29/2006	$33.32	$29.02	$32.28
10/2/2006	12/29/2006	$38.25	$31.62	$38.09
1/3/2007	3/30/2007	$39.84	$34.51	$38.74
4/2/2007	6/29/2007	$44.60	$38.73	$43.81
7/2/2007	9/28/2007	$50.48	$37.14	$49.77
10/1/2007	12/31/2007	$55.81	$47.21	$50.09
1/2/2008	3/31/2008	$50.74	$40.67	$44.78
4/1/2008	6/30/2008	$52.47	$44.42	$45.18
7/1/2008	9/30/2008	$44.75	$30.87	$34.52
10/1/2008	12/31/2008	$34.28	$18.21	$24.96
1/2/2009	3/31/2009	$27.27	$19.86	$24.80
4/1/2009	6/30/2009	$34.87	$24.71	$32.22
7/1/2009	9/30/2009	$39.50	$30.24	$38.90
10/1/2009	12/31/2009	$42.51	$37.29	$41.50
1/4/2010	3/31/2010	$43.47	$36.19	$42.12
4/1/2010	6/30/2010	$44.02	$35.21	$39.45
7/1/2010	9/30/2010	$44.99	$36.76	$44.77
10/1/2010*	10/28/2010*	$47.03	$44.45	$45.99

* As of the date of this free writing prospectus available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through October 28, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The historical prices of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the Index Fund on the final valuation date.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the Index Fund Ending Price. If a market disruption event exists with respect to the Index Fund on that scheduled trading day, then the accelerated final valuation date for the Index Fund will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will then be the fourth business day following the postponed accelerated final valuation date.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the accompanying prospectus supplement.